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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE


                    CLAXSON INTERACTIVE GROUP INC. ANNOUNCES
                   EXCHANGE OFFER OF 11% SENIOR NOTES DUE 2005
                               OF IMAGEN SATELITAL

         Buenos Aires, June 28, 2002 - Claxson Interactive Group Inc. ("Claxson") today announced that it has commenced an exchange offer and consent solicitation (the "Exchange Offer") for all U.S.$80 million outstanding principal amount of the 11% Senior Notes due 2005 (144A Global CUSIP No. 44545HHA0 and Reg S Global ISIN No. USP52800AA04) (the "Old Notes") of its subsidiary, Imagen Satelital S.A. ("Imagen").

         Claxson is offering U.S.$410 in principal amount of its 7.25% Senior Notes due 2010 (the "New Notes") in exchange for each U.S.$1,000 principal amount of Old Notes. In addition, Claxson is soliciting proxies from holders of the Old Notes to vote in favor of the proposed amendments to the indenture governing the Old Notes and is offering to make a consent payment equal to U.S.$10 per U.S.$1,000 principal amount of Old Notes to holders who tender their Old Notes on or prior to the consent payment expiration date. The consent payment expiration date is 5:00 p.m. New York City time on July 18, 2002, unless extended.

         The Exchange Offer expires at 5:00 p.m. New York City time on July 31, 2002, unless extended. The Exchange Offer is conditioned upon the receipt of tenders of at least 95% of the outstanding principal amount of the Old Notes, as well as the approval by the Argentine Comision de Valores of the public offering of the New Notes in Argentina and other customary conditions.

         Informational documents relating to the Exchange Offer will only be distributed to eligible investors who complete and return an Eligibility Letter that has already been sent to investors. If you would like to receive this Eligibility Letter, please contact Tom Long at D.F. King & Co., the Information Agent for the Exchange Offer, at (212) 493-6920.

         The New Notes will not be registered under the U.S. Securities Act of 1933, as amended, and will only be offered in the United States to qualified institutional buyers and accredited investors in private transactions and to persons outside the Unites States in off-shore transactions. The New Notes will be listed on the Buenos Aires Stock Exchange.

         This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the New Notes


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in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through Claxson's assets in pay television, broadcast television, radio and the Internet. Claxson was formed in a merger transaction, which combined media assets contributed by El Sitio, Inc., and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Chile, Brazil, Spain, Portugal and the United States.

         THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF CLAXSON'S MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. FOR A DETAILED DISCUSSION OF THESE FACTORS AND OTHER CAUTIONARY STATEMENTS, PLEASE REFER TO CLAXSON'S REGISTRATION STATEMENT ON FORM F-4 FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND AS IT BECAME EFFECTIVE ON AUGUST 15, 2001 UNDER THE SECURITIES ACT OF 1933, AS AMENDED.


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CONTACTS:

PRESS                              INVESTORS
Alfredo Richard                    Ezequiel Paz
SVP, Communications                Assistant Vice President, Corporate Finance
Claxson                            Claxson
305-894-3588                       305-894-3574



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